Filer:
  Company Data:
    Company Name:  Campbell Strategic Allocation Fund, L.P.

    IRS Number:  52-1823554
    State of Incorporation:  Delaware
    Fiscal Year End:  12/31

    Business Address:  210 W. Pennsylvania Avenue
                       Baltimore, Maryland  21204
    Business Phone:    410-296-3301

    Filing Values:
      Form Type:  424B3
      SEC File Number:  333-61274



                  CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                        MONTHLY REPORT - AUGUST 2003
                                 -----------



                  STATEMENT OF CHANGES IN NET ASSET VALUE
                  ---------------------------------------


Net Asset Value (938,680.675 units) at July 31, 2003           $2,283,993,471
Additions of 25,694.941 units on August 31, 2003                   63,913,828
Redemptions of (4,545.066) units on August 31, 2003               (11,305,458)
Offering Costs                                                     (1,254,958)
Net Income (Loss) - August 2003                                    52,143,389
                                                               --------------

Net Asset Value (959,830.550 units) at August 31, 2003         $2,387,490,272
                                                               ==============

Net Asset Value per Unit at August 31, 2003                    $     2,487.41
                                                               ==============



                         STATEMENT OF INCOME (LOSS)
                         --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                   $    2,434,015
    Change in unrealized                                           64,875,879

  Gains (losses) on forward and swap contracts:
    Realized                                                                0
    Change in unrealized                                           (2,488,757)
  Interest income                                                   1,779,459
                                                               --------------

                                                                   66,600,596
                                                               --------------

Expenses:
  Brokerage fee                                                    14,248,569
  Performance fee                                                           0
  Operating expenses                                                  208,638
                                                               --------------

                                                                   14,457,207
                                                               --------------

Net Income (Loss) - August 2003                                $   52,143,389
                                                               ==============



                              FUND STATISTICS
                              ---------------


Net Asset Value per Unit on August 31, 2003                      $   2,487.41

Net Asset Value per Unit on July 31, 2003                        $   2,433.20

Unit Value Monthly Gain (Loss) %                                        2.23 %

Fund 2003 calendar YTD Gain (Loss) %                                   11.24 %



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Financial Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit




Dear Investor,

Positive performance in a volatile month

Performance rebounded in August despite a tumultuous market environment. Trading volumes are typically thin in August because of summer vacations in Europe and North America. This loss of liquidity tends to exaggerate price action and volatility, and often provides good trading opportunities.

Stock indices were the best performer of the month as the equity markets posted their sixth straight month of gains. Much of this can be attributed to improving consumer confidence and higher disposable income arising from the federal tax cuts. Sharply increased defense spending is also stimulating economic growth.

Our short position in the long-dated bonds continued to perform well, but were partly offset by losses in the shorter term interest rate instruments, and currencies. The energy sector contributed solid positive returns as crude oil remained above the thirty dollar level on continuing supply concerns. Industrial and precious metals trading results were relatively flat.

While we welcome the early indications of economic recovery, serious fundamental problems threaten its ability to sustain, including the ballooning federal and state deficits, high energy costs and a stubbornly weak labor market. As troubling as these problems are, we believe the accompanying uncertainty will continue to provide opportunity for systematic managed futures trading strategies.

Sincerely,

Bruce Cleland
President & CEO